SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For the fiscal year ended December 31, 2004

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from _____ to _____

Commission File Number 0-3683

Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                              Trustmark 401(k) Plan

Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              Trustmark Corporation
                              248 E. Capitol Street
                           Jackson, Mississippi 39201

                              TRUSTMARK 401(K) PLAN

                        Financial Statements and Schedule

                           December 31, 2004 and 2003

        (Report of Independent Registered Public Accounting Firm Thereon)

                              TRUSTMARK 401(K) PLAN


                   Index to Financial Statements and Schedule


Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

Statement of Changes in Net Assets Available for Benefits for the year ended
     December 31, 2004 and 2003

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004


All other schedules are omitted because there is no information to report.

             Report of Independent Registered Public Accounting Firm


The Plan Administrator
Trustmark 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of Trustmark 401(k) Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2004 financial statements taken as a whole.

                                        /s/ KPMG LLP


Jackson, Mississippi
June 10, 2005

                              TRUSTMARK 401(K) PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2004 and 2003

                                                       2004            2003
                                                   ------------    ------------
Investments, at fair value:
   Money market accounts                           $ 16,972,820    $ 14,944,873
   Fixed income mutual funds                          4,818,765       4,989,877
   Common stock of Trustmark Corporation             56,205,226      55,284,620
   Equity mutual funds                               45,796,548      34,381,716
                                                   ------------    ------------
      Total investments                             123,793,359     109,601,086
                                                   ------------    ------------
Receivables:
   Employer contributions                               172,635         231,240
   Participants' contributions                          196,834         191,042
   Investment proceeds                                        -         240,014
                                                   ------------    ------------
      Total receivables                                 369,469         662,296
                                                   ------------    ------------
      Net assets available for benefits            $124,162,828    $110,263,382
                                                   ============    ============

See accompanying notes to financial statements.

                              TRUSTMARK 401(K) PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2004 and 2003

                                                       2004            2003
                                                   ------------    ------------
Contributions:
   Employer                                        $  2,966,908    $  3,178,679
   Participants'                                      6,192,908       5,138,254
   Other                                                264,914               -
                                                   ------------    ------------
      Total contributions                             9,424,730       8,316,933
                                                   ------------    ------------
Net investment income:
   Net appreciation in fair value of investments      6,230,651      17,159,125
   Interest and dividends                             4,748,325       2,974,985
                                                   ------------    ------------
      Net investment income                          10,978,976      20,134,110
                                                   ------------    ------------
Benefits paid to participants                        (6,378,715)    (15,592,475)
Administrative fees                                    (125,545)       (167,741)
                                                   ------------    ------------
      Net increase in net assets available
        for benefits                                 13,899,446      12,690,827

Net assets available for benefits:
      Beginning of year                             110,263,382      97,572,555
                                                   ------------    ------------
      End of year                                  $124,162,828    $110,263,382
                                                   ============    ============

See accompanying notes to financial statements.

                              TRUSTMARK 401(K) PLAN
                          Notes to Financial Statements
                           December 31, 2004 and 2003


(1)  Plan Description

     The following description of Trustmark 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a defined contribution plan established for the associates of Trustmark Corporation (the Company) and certain other associated companies.

     (b)  Eligibility

          Effective January 1, 2004, the Plan was amended to provide eligibility for participation in elective deferrals by employees on the first day of the month after thirty days of employment. Prior to 2004, the Plan provided eligibility for participation on the first day of the month following the completion of at least 1,000 hours of service during the twelve-month period ending on the anniversary of a person's employment commencement date.

     (c)  Plan Administration

          The Plan's record keeping and trustee functions are handled by Nationwide Life Insurance Company and Nationwide Trust Company. The plan administrator and sponsor is Trustmark Corporation, parent company of Trustmark National Bank.

     (d)  Participants' Contributions

          The Plan allows participants to make voluntary before-tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code. If certain requirements of Internal Revenue Code Section 401(k) are not met in Plan operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan. Voluntary after-tax contributions by participants are not allowed. Participants may direct investment of their voluntary contributions among several investment options.

          Participants   may  elect  to   contribute   up  to  25%  of  eligible
          compensation each period, subject to regulatory limitations. Any excess contributions must be returned to the applicable participant by April 15 of the calendar year following the year of excess contributions. The Plan allows for rollover contributions from individual retirement accounts or other qualified plans.

          Provisions of the Plan allow participants who were age 50 years or older by the end of calendar year to make catch-up contributions to the Plan. Catch-up contributions represent associate compensation deferrals in excess of certain plan limits and statutory limits including IRS annual deferral limits. The IRS annual deferral limits and annual catch-up contribution limits for future years are indicated in the following schedule:

                                                                   Catch-up
          Calendar year            Deferral limit             contribution limit
          -------------            --------------             ------------------
              2003                    $12,000                       $2,000
              2004                     13,000                        3,000
              2005                     14,000                        4,000
              2006                     15,000                        5,000
           Thereafter              Indexed in $500              Indexed in $500
                                     increments                   increments

     (e)  Employer Contributions

          Eligible participant contributions are matched by the employer at a rate of 100% of the first 3% and 50% of the next 3% of covered compensation. The employer may also make discretionary contributions.

     (f)  Allocations

          Participant and employer contributions are allocated directly to each participant's account in accordance with the individual participant's elections. Forfeitures of nonvested employer discretionary accounts were used to reduce the employer match contribution (see note 1(g)). During 2003, the Plan utilized $134,678 in forfeitures to reduce employer contributions.

     (g)  Vesting

          Participants are immediately vested in their voluntary contributions and the investment earnings and losses thereon.

          Effective  January 1, 2004,  participants  became  100%  vested in all
          employer   contributions   made  on  their  behalf,   including  those
          non-vested contributions remaining in the Plan on January 1, 2004.

          Prior to January 1, 2004, as of the day of a participant's sixty-fifth birthday, such participant was entitled to retire from active service with the employer, and 100% of the value of the participant's share of the Plan became fully vested. A participant also vested 100% upon death or termination of employment due to permanent disability.

          Prior to January 1, 2004, participants vested in the employer discretionary contributions and allocated earnings or losses thereon as shown in the following schedule:

                       Years vesting service   Vested percentage
                       ---------------------   -----------------
                           Less than 5                  0%
                           5 or more                  100%

          In case of termination of the Plan, each participant's account became fully vested as of the date of such termination.

     (h)  Payment of Benefits

          On retirement, death, disability, or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her account balance or in installments. In addition, hardship distributions are permitted if certain criteria are met.

     (i)  Plan Termination

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested benefit.

(2)  Significant Accounting Policies

     (a)  Basis of Presentation

          The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (c)  Valuation of Investments

          Investments are stated at fair value. The fair value of mutual funds and other securities traded on a national securities exchange are valued at the closing quoted market price on the last business day of the year.

     (d)  Net Appreciation in Fair Value of Investments

          Net appreciation in fair value of investments, as recorded in the accompanying statement of changes in net assets available for benefits, includes changes in the fair value of investments acquired, sold, or held during the year.

     (e)  Administrative Fees

          Administrative fees are paid by the Plan. All other fees, including professional fees, are paid by the Company.

(3)  Investments

     The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2004 and 2003 are as follows:

                                                            December 31,
                                                    ----------------------------
                                                        2004             2003
                                                    -----------      -----------
     Investments at fair value as determined
       by quoted market price:
        Common stock of Trustmark Corporation       $56,205,226      $55,284,620
        Performance Funds Trust Mutual Funds:
           Large-Cap Equity Fund                      7,872,865        7,120,723
           Mid-Cap Equity Fund                        8,500,519        7,402,858
     Investments at cost, which approximates
       fair value:
        Federated Capital Preservation Fund          14,296,460       13,027,583

     During 2004 and 2003, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                            December 31,
                                                    ----------------------------
                                                        2004             2003
                                                    -----------      -----------
     Investments at fair value as determined
       by quoted market price:
        Common stock of Trustmark Corporation       $ 3,331,570      $10,791,486
        Mutual funds                                  2,899,081        6,367,639
                                                    -----------      -----------
          Net appreciation in fair value
            of investments                          $ 6,230,651      $17,159,125
                                                    ===========      ===========

     Effective January 1, 2004, the Plan provides participants the opportunity to annually elect whether cash dividends paid on employer stock will be invested in shares of employer stock within the individual participant's account or be paid to the participant in cash.

(4)  Income Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated November 19, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)  Related Parties

     Trustmark National Bank serves as the investment advisor for the Performance Funds Trust Mutual Funds. For the years ended December 31, 2004 and 2003, dividends of $1,418,868 and $1,347,219 were received by the Plan from the Company.

(6)  Contingencies

     The Company and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to various business activities; and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever management believes that such losses are probable and can be reasonably estimated. At the present time, management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on the Company or the Plan's consolidated financial statements.

(7)  Subsequent Events

     On March 1, 2005, assets totaling $5,403,429 from the Dan Bottrell Agency, Inc. Profit Sharing 401(k) Plan and Trust, the sponsor of which is a subsidiary of Trustmark National Bank, were merged into the Plan.

                              TRUSTMARK 401(K) PLAN
                       Plan Sponsor: Trustmark Corporation
                          Plan Sponsor: EIN 64-0471500
                                Plan Number: 002
                        Schedule H, Line 4i - Schedule of
                          Assets (Held at End of Year)
                                December 31, 2004
                                                                      Current
    Identity of issuer                    Description                  value
---------------------------    ---------------------------------    ------------
 Money market account:
    Federated                  Capital Preservation Fund            $ 14,296,460
    AllianceBernstein          Institutional Money Market Fund         1,358,064
    Gartmore                   Money Market Institutional Fund         1,317,338
    Gartmore                   Money Market Security Fund                    958
 Fixed income mutual funds:
*   Performance Funds Trust    Short Term Govt. Inc. Fund              1,568,569
*   Performance Funds Trust    Intermediate Term Govt. Inc. Fund       1,851,742
    Dreyfus                    GNMA Fund                                 391,764
    PIMCO                      Total Return Fund                       1,006,690
 Common stock fund:
*   Trustmark Corporation      Common Stock Fund                      56,205,226
 Equity mutual funds:
*   Performance Funds Trust    Leader's Equity Fund                      895,470
*   Performance Funds Trust    Large-Cap Equity Fund                   7,872,865
*   Performance Funds Trust    Mid-Cap Equity Fund                     8,500,519
    AIM                        Dynamics Fund                             131,811
    Dreyfus                    Mid-Cap Value Fund                      3,918,089
    Franklin                   Balance Sheet Investment Fund           3,003,514
    Franklin                   Mutual Discovery Fund                   1,777,316
    Gartmore                   Inv. Dest. Aggr. Svc. Fund                661,151
    Gartmore                   Inv. Dest. Cons. Svc. Fund                 77,931
    Gartmore                   Inv. Dest. Mod. Svc. Fund                 446,644
    Gartmore                   Inv. Dest. Mod. Aggr. Svc. Fund         1,163,986
    Gartmore                   Inv. Dest. Mod. Cons. Svc. Fund           192,169
    Goldman Sachs              CORE Small Cap Equity Fund              3,989,710
    Goldman Sachs              Growth Opportunity Fund                   105,558
    JP Morgan                  Mid-Cap Value A Fund                      727,258
    Neuberger                  High Income Bond Fund                     147,551
    Neuberger                  Neuberger Berman Genesis Trust          3,481,540
    Oppenheimer                Global Fund                             1,292,683
    Van Kampen                 Equity & Income Fund                    4,024,521
    Van Kampen                 Emerging Growth Fund                    1,056,054
    T. Rowe Price              Preferred Growth Stock Fund               226,675
    Templeton                  Foreign Fund                            2,103,533
                                                                    ------------
                                                                    $123,793,359
                                                                    ============

* Denotes party-in-interest based on the following relationship:

Trustmark National Bank serves as investment advisor for Performance Funds Trust; Trustmark Corporation is the parent company of Trustmark National Bank.

See accompanying independent auditors' Report of Independent Registered Public Accounting Firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    Trustmark 401(k) Plan
                                    Trustmark Corporation, Plan Administrator

                                    By: /s/ Louis E. Greer
                                    ----------------------
                                    Louis E. Greer
                                    Chief Accounting Officer

                                    June 29, 2005